U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 31 December 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by a director of a major subsidiary of Sasol during
December 2008

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major subsidiary of the Company:
Director                                                                   H C Brand
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 2 December 2008
Option offer date 14 January 2000
Option offer price R48.80
Exercise date 2 December 2008
Exercise price R265.75
Number of shares 8 300
Total value R2 205 725.00
Class of shares Ordinary no par value
Nature of transaction Exercise of share options
Nature and extent of Director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

Director                                                                  H C Brand
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 2 December 2008
Option offer date 14 January 2000
Option offer price R48.80
Exercise date 2 December 2008
Exercise price R265.75
Number of shares 2 800
Selling price per share R257.70
Total value R721 560.00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant to
implementation of options
Nature and extent of Director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

Director                                                                  H C Brand
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 3 December 2008
Option offer date 14 January 2000
Option offer price R48.80
Exercise date 2 December 2008
Exercise price R265.75
Number of shares 5 500
Total value R268 400.00
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares pursuant to
implementation of options
Nature and extent of Director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

3 December 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2008
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary